Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Fan Rebellion, Inc.
10624 S. Eastern Ave, Suite A-641
Henderson, NV 89052
http://fanrebellion.com

Up to $1,070,000.00 in Class B Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Fan Rebellion, Inc.
Address: 10624 S. Eastern Ave, Suite A-641, Henderson, NV 89052
State of Incorporation: NV
Date Incorporated: November 08, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Class B Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $105.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

<u>All Investors:</u>

Priority access and/or discounts to all Fan Rebellion events. Discounts will vary, based on event.

Priority access to Fan Rebellion events and exclusives

Access to portal and private Facebook group where info about tickets, artist meet-and-greets, show/venue premieres will be exclusively shared

As more perks are added for all investors in future rounds, they will also be made available to you

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

<u>Amount-Based:</u>

$105+ | Tier 1

Exclusive founder-round T-shirt

$200+ | Tier 2

$50 Rebel Gift Card + Exclusive founder-round T-shirt

$375+ | Tier 3

8% Reward Shares + $50 Rebel Gift Card + Exclusive founder-round T-shirt

$500+ | Tier 4

10% Reward Shares + $75 Rebel Gift Card + Exclusive founder-round T-shirt

$1,000+ | Tier 5

10% Reward Shares + $150 Rebel Gift Card + Exclusive founder-round T-shirt

$1,900+ | Tier 6

11% Reward Shares + $300 Rebel Gift Card + Exclusive founder-round T-shirt

$4,800+ | Tier 7

12% Reward Shares + 2 tickets to a Fan Rebellion red carpet media night premiere + $500 Rebel Gift Card + Exclusive founder-round T-shirt

$9,900+ | Tier 9

14% Reward Shares + 4 tickets to a Fan Rebellion red carpet media night premiere + $500 Rebel Gift Card + Exclusive founder-round T-shirt

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Fan Rebellion, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $5.00/ share, you will receive and own 110 shares for $550. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail. Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for. The Company will not incur any irregular use of proceeds

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Fan Rebellion, Inc. ("Fan Rebellion" or the "Company") is a live entertainment production company. Our revenue is planned to be derived from fees paid directly to us to manage/produce shows or events, and from our equity stake in projects in which we hold ownership.

Fan Rebellion currently owns 100% of Throwback Concert LLC, which is the producer of an upcoming Las Vegas concert residency entitled "Boombox! A Vegas Residency on Shuffle."

Company Operations & Related Entities

Fan Rebellion sets up new entities for each project (whether a show, attraction, or venue), but it may also happen that Fan Rebellion receives an ownership interest in a previously existing entity that it then becomes an owner/producer for. Throwback Concert LLC is an entity set up by Fan Rebellion for production of a show to be premiered this August. Usually, a project's entity is dissolved after the project terminates, but some shows may have an ongoing value as a touring property, which may mean that it makes sense to keep the entity active for years. There are currently no other related entities.

Corporate Structure History

Fan Rebellion was originally founded as Fan Rebellion on November 8, 2021, as a domestic corporation under the laws of the state of Nevada. On April 11, 2022, the company changed its name to Fan Rebellion, Inc. with the state of Nevada.

Competitors and Industry

Industry

The live entertainment industry includes a wide range of establishments that either provide services or operate facilities, to support their patrons' varied cultural, recreational, and entertainment interests. In 2019 the industry's total nationwide economic impact of $132.6 billion, and in Las Vegas alone more than $2 billion is spent annually on entertainment.

Sources:(https://www.oxfordeconomics.com/resource/livemusic/)
(https://res.cloudinary.com/simpleview/image/upload/v1560884124/clients/lasvegas/EIS_Fiscal_Impacts_June_2019_c21f86d3
70fc-4a48-8acb-32f15beff673.pdf - page 3 chart)

In particular, the Las Vegas entertainment industry was negatively impacted by the pandemic. Casinos and shows closed for extended periods of time, trade shows were canceled, and the number of visitors coming to Las Vegas dropped significantly. But Las Vegas is recovering. Recent data indicate that the number of visitors to Las Vegas is up over 30% YOY. The number of room nights is up over 30% YOY. The number of passengers at the Las Vegas airport is up over 45% YOY. And gaming revenue has been at record levels for over 14 consecutive months.

Sources:
(https://www.lvcva.com/research/)
(https://www.forbes.com/sites/willyakowicz/2022/05/27/nevada-extends-1-billion-gaming-revenue-streak-to-14-months/?sh=5eb4efd62a46)

Casinos are focusing on larger venues and high-profile headliner residencies, and in doing so are ignoring several potentially lucrative and underserved market segments. The largest gaming company in Las Vegas, Caesars Entertainment, made a public statement about closing their smaller capacity venues.

Source:(https://www.8newsnow.com/news/local-news/caesars-entertainment-changes-small-venue-closures-some-shows-not-returning/)

Competitors

Dominant players in the live entertainment space include among others, Live Nation, AEG, and large theatrical producers such as Cirque du Soleil, BASE Entertainment, and Spiegelworld, which have significant footprints in Las Vegas. There are also significant players that are venue owners and concert promoters, such as City Winery and Brooklyn Bowl.

Generally, the live entertainment landscape has fallen victim to large corporate conglomerates that are pushing the pricing up due to a lack of competition and outdated ticketing/marketing models. What differentiates Fan Rebellion is its focus on niche content, the interconnectivity of its various projects, and its crowd-sourced concept development.

The Company has several major competitors in the Las Vegas market who operate the venues that house their entertainment productions. Some of the top competitors include Spiegelworld (producers of *Absinthe*, *Opium*, and *Atomic Saloon*) and SPI Entertainment (producers of *Thunder from Down Under*, *Australian BeeGees*). These are privately held companies, which makes it difficult to confirm their revenue levels and profitability, but estimates show Spiegelworld annual revenues at $34.7M (https://growjo.com/company/Spiegelworld).

Current Stage and Roadmap

Current Stage

We are currently in the start-up phase, pre-revenue. We have one product (a show) on the market, for which we have begun selling tickets. We have two planned projects for which we have entered into negotiations with casino-hotel partners, and we have 10+ concepts in our pipeline.

The current show has four months of dates scheduled on the public calendar of the host casino, Westgate Las Vegas. The casino has indicated to us that their goal is for the show to remain there indefinitely. With current scheduling, our average revenue could reach up to ~$200k per month (from ~$1.5M gross).

(https://www.westgateresorts.com/hotels/nevada/las-vegas/westgate-las-vegas-resort-casino/entertainment/boombox/)

Boombox! is expected to premiere on August 31, 2022, with tickets currently available on Ticketmaster.

(https://www.ticketmaster.com/boombox-tickets/artist/2070437).

Roadmap

We plan to develop a network of interconnected venues and live entertainment productions with shared centralized resources (ticketing, marketing, technical) to reduce costs and promote expansion.

Active projects in the pipeline:

"Boombox! A Vegas Residency on Shuffle"
This is a nostalgia hip-hop music show, featuring famous artists. It is currently on sale on Ticketmaster and is scheduled to open at the Westgate Las Vegas Resort & Casino on August 31.

Interactive Neon Attraction
This is a ticketed attraction featuring one of the world's largest collections of vintage Las Vegas neon signs. The attraction provides some of the most amazing "Instagrammable" moments possible, with uniquely placed cameras and lighting and combined audio/visual shows throughout the day. This venue will be one of the most unique spaces in Las Vegas to host private functions and intimate ticketed concerts. We are currently in active negotiations to secure the venue space, and we are targeting a 2023 opening.

Unnamed Ticketed Attraction
Our top-secret ticketed attraction project is an immersive, interactive entertainment experience built around a highly successful award-winning television show. The experience will feature experiential exhibits during the day and a live show in the evenings, supplemented by a full nightlife experience, including food and beverages. We are targeting an opening in late 2023 or early 2024.

Live Music Nightlife Cabaret
This is a multi-purpose entertainment venue inspired by our partners, who are influential women of the Las Vegas entertainment and restaurant scene. It will feature ticketed live entertainment in a cabaret showroom setting, as well as intimate live music in the spirit of LA's Sunset Strip, accompanied by uniquely Vegas acrobatic dance performances. We will feature unique late-night food and drink concept. We are currently in negotiations with a Strip casino for space, and we are targeting a 2023 opening.

The Team

Officers and Directors

Name: Seth Yudof

Seth Yudof's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: November 08, 2021 - Present
  Responsibilities: Development, Marketing, business planning. Not taking a salary until after successful funding round. 30 hours per week.

- **Position:** Co-Founder & Director
  Dates of Service: November 08, 2021 - Present
  Responsibilities: Fundraising

Other business experience in the past three years:

- **Employer:** UD Factory
  Title: CEO
  Dates of Service: February 11, 2011 - Present
  Responsibilities: Budgeting, Sales, Investor Mgmt. Directly handles management of shows, artists, and booking. Approximately 5 hours per week. This air a 100% equity position, and there is currently no salary or Owner Draw.

Other business experience in the past three years:

- **Employer:** Miss Behave LV LLC
  Title: Manager
  Dates of Service: September 13, 2017 - March 15, 2020
  Responsibilities: Executive Leadership

Other business experience in the past three years:

- **Employer:** Altus Entertainment LLC
  Title: Director
  Dates of Service: November 08, 2021 - Present
  Responsibilities: Executive Leadership. Directs team for creative and technological development of software and artist roster. Approximately 10 hours per week.

Name: Jayson Pearson

Jayson Pearson's current primary role is with UD factory. Jayson Pearson currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO & Secretary
  Dates of Service: November 08, 2021 - Present
  Responsibilities: Budgeting, marketing , records keeping. Not taking a salary until after successful funding round. 30 hours per week.

- **Position:** Co-Founder & Director
  Dates of Service: November 08, 2021 - Present
  Responsibilities: Fundraising

Other business experience in the past three years:

- **Employer:** UD factory
  Title: COO
  Dates of Service: June 05, 2014 - Present
  Responsibilities: Management of technical operations of live productions. Currently zero hours per week.

Other business experience in the past three years:

- **Employer:** Altus Entertainment LLC
  Title: Director of Talent Acquisition
  Dates of Service: November 08, 2021 - Present
  Responsibilities: Retain new entertainers for the artist database. Manage team of entertainment specialist and direct email campaigns. Approximately 15 hours per week.

Name: James Maynes

James Maynes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Creative Officer
  Dates of Service: September 30, 2021 - Present
  Responsibilities: Create concepts and find new partnerships to develop them. Not taking a salary until after successful funding round. 20 hours per week.

- **Position:** Co-Founder
  Dates of Service: November 08, 2021 - Present
  Responsibilities: Fundraising

Other business experience in the past three years:

- **Employer:** Eastwind Media Group
  Title: CEO
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Day-to-day management of music clients, including record label negotiations and live bookings. Approximately 20 hours per week.

Other business experience in the past three years:

- **Employer:** Virtual Media Entertainment
  Title: COO
  Dates of Service: October 01, 2020 - March 20, 2022
  Responsibilities: Day-to-day management of artists and record label deals

Other business experience in the past three years:

- **Employer:** I Love the '90s
  Title: Tour Manager & Artist Manager
  Dates of Service: January 01, 2015 - March 17, 2020
  Responsibilities: Handle day-to-day logistics and needs of artists on the tour.

Other business experience in the past three years:

- **Employer:** Independent Consultant
  Title: A&R Consultant
  Dates of Service: January 01, 2011 - Present
  Responsibilities: Advise record labels on evaluating and locating new talent. Paid on a per-case basis and as needed. Not consistent schedule. 1 hour per week average.

Name: Sandy Zusmann

Sandy Zusmann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  Dates of Service: December 22, 2021 - Present
  Responsibilities: Advertising and PR. This is a salaried position. 40 hours per week.

Other business experience in the past three years:

- **Employer:** Glock, Inc.
  Title: Director of Marketing
  Dates of Service: September 07, 2015 - October 07, 2019
  Responsibilities: Leader of US-focused marketing

Other business experience in the past three years:

- **Employer:** Apollo Marketing Partners, Inc.

Title: Managing Director
Dates of Service: April 07, 2002 - Present
Responsibilities: Executive leadership and marketing. Approximately 10 hours per week.

Name: Neal Jackaway

Neal Jackaway's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: November 08, 2021 - Present
  Responsibilities: Advisory. Not salaried during Reg CF campaign but possibly in the future.

Other business experience in the past three years:

- **Employer:** UD Factory LLC
  Title: Partner
  Dates of Service: February 01, 2018 - Present
  Responsibilities: Advisory and business development. Currently less than 1 hour per week.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your

investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the live entertainment production industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust

the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have shows and events on the market. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing shows and events earlier than us, or superior shows and events than those produced by us. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, and effectively no revenue. If you are investing in this company, it's because you think that Fan Rebellion is a good idea, that the team will be able to successfully produce, market, find suitable venues, and operate its shows and events. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render our trademarks unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, our value may be materially and adversely impacted. This could also impair our ability to compete in the marketplace.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of

these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Fan Rebellion or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Fan Rebellion could harm our reputation and materially negatively impact our financial condition and business.

Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing.
To date, we have generated no revenues from our principal operations. We have sustained losses since inception. Because losses will continue until such time that we can generate significant revenue from our portfolio companies, and because we have no committed source of financing, we will rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. Throughout 2022, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

We intend to engage in concurrent offerings, which may, adversely impact your investment.
We intend to engage in concurrent offerings under Regulation D to sell Simple Agreements for Future Equity or shares of common stock, to accredited investors, which will likely, if we sell SAFEs, have a ceiling valuation lower that the valuation of this offering, and if we sell common stock, a share price which is lower than the price per share of the common stock offered in this offering. If we engage in any such offerings, the same will result in dilution of your investment.

Investors in our Shares will have to assign their voting rights.
The holders of common stock issued in this offering will grant an irrevocable voting proxy to our chief executive officer (the "Proxy"), that will limit their ability to vote their Shares until the occurrence of certain events specified in the proxy, which may never occur. The inability of the holders of Shares issued in this offering to vote their Shares, and the provision of a voting proxy to our chief executive officer, could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

We have secured debt and may not be able to generate sufficient cash to service all of our debt and satisfy our other liquidity requirements.
We have an outstanding revolving loan which we can drawdown up to $100,000, and which is due in November 2022. The loan is secured by all of our assets. We expect to pay the principal and interest due under the loan from a combination of our cash flows provided by operating activities and through funds raised in this offering. There can be no assurance that we will maintain a level of cash flows provided by operating activities or raise a sufficient amount of funds in this offering to service such debt obligation. If we are unable to service this debt obligation, we may need to seek additional capital or restructure or refinance our indebtedness. Our ability, if any, to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt, if available on acceptable terms or at all, could be at higher interest rates. If we default on such debt, it could result in a foreclosure on all of our assets, in which case you would likely lose your investment.

There are several potential competitors who are better positioned than we are to take the majority of the market
There is a significant entertainment market in Las Vegas, with several large and established companies with the production talent, economic resources, and artist relationships needed to develop competitive attractions. Some of these companies also have well-recognized brand names and an established international presence that could enable them to successfully market and sell a competitive product. If these companies are able to stay ahead of our innovations and planning, then they will likely be able to bring a attractions to market faster than us. The advantage they will have because of their scale and financial resources could become insurmountable for us. As a result, it is possible that our product could be forced out of the market or reduced to a smaller market share by larger, more established players. Then the value of your investment would be greatly diminished.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Seth Yudof	1,080,000	Class A Common Stock	26.87%
Jayson Pearson	1,080,000	Class A Common Stock	26.87%

The Company's Securities

The Company has authorized Class B Common Stock, Revovling Loan and Secured Note Agreement, and Class A Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Class B Common Stock.

Class B Common Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

Each share of Class B Common Stock holds 1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Revovling Loan and Secured Note Agreement

The security will convert into Class a common stock and the terms of the Revovling Loan and Secured Note Agreement are outlined below:

Amount outstanding: $100,000.00
Maturity Date: November 07, 2022
Interest Rate: 4.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: Voluntary

Material Rights

The Lender may, at any time, elect to convert any outstanding principal and any accrued and unpaid interest due under this Note, into shares of the Company's Class A Voting Common Stock (the "Class A Common Stock") at a conversion price of $1.50 per share, by providing written notice to the Company not less than one (1) day prior to the Maturity Date (a "Conversion Notice"). Conversion shall occur on the date provided in the Conversion Notice (the "Conversion Date"). In addition, to the extent less than $100,000 in principal and interest remains outstanding under this Note as of the Maturity Date, and Lender desires to convert the remaining balance due hereunder into Class A Common Stock pursuant to this Section 6, Lender may, at its option, elect to purchase up to an additional number of Class A Common Stock at $1.50 per share, equal to $100,000, less the remaining principal and interest due hereunder as of the Conversion Date (the "Share Purchase Option"), by including such election within the Conversion Notice, and delivering payment for such additional shares together with the Conversion Notice. For purposes of clarity and by way of example, if $25,000 in principal and interest remains outstanding hereunder as of the Conversion Date, and Lender elects to convert such balance into Class A Common Stock, Lender may purchase up to an additional $75,000 in Class A Common Stock for $1.50 per share under its Share Purchase Option.

Class A Common Stock

The amount of security authorized is 7,000,000 with a total of 4,020,000 outstanding.

Voting Rights

10 votes per share.

Material Rights

There are no material rights associated with Class A Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

We intend to engage in a concurrent offering under Regulation D to sell Simple Agreements for Future Equity or shares of common stock, to accredited investors, which will likely, if we sell SAFEs, have a ceiling valuation lower that the valuation of this offering, and if we sell common stock, a share price which is lower than the price per share of the common stock offered in this offering. If we engage in any such offering, the same will result in dilution of your investment.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $400.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: Formation costs
  Date: March 07, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Operating Capital
  Date: May 29, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

This company is a pre-revenue start-up, whose proucts cost millions of dollar to launch. We can operate in fundraising mode, based on the below expenses, for between 11 and 28 weeks. The length of time will be much great by dynamically adjusting the operating expenses, based on the early success of the raise. In a worst-case scenario, the Founders could continue in fundraising mode -- with no staffing and at no cost to Company -- until enough funds are raised to launch an initial product.

We have two paths: low burn and high burn. On a high-burn path, our current expenses are $8,452.50/week. On a low-burn path, our expenses are $3,524.50/week. If the raise is going slower than anticipated, we move from the current high-burn path ro the low-burn path over the course of two weeks.

<u>High burn (weekly):</u>

Contractors (marketing services and temp admin staff):
$4,428

Staff payroll (does not include founders):
$2,587

Health benefits for staff:
$837.50

Bookkeepers:
$500

Misc:
$100

<u>Low burn (weekly):</u>

Staff payroll (does not include founders):
$2,587

Health benefits for staff:
$837.50

Misc:
$100

Foreseeable major expenses based on projections:

The first major expense is the marketing for the Reg CF campaign. Based on initial response, we will decide if we continue to rely on organic messaging or if we move to paid advertising. As the raise is more successful, the budget for marketing will increase. We have a planned goal of $8,400/month.

Other major expenses will not occur until we begin the development and launch of products. Our currently planned first major product is Boombox, launching on August 31, 2022. Our initial funding requirement is $500k by July 20, 2022. If we cannot reach this goal, then we will delay the opening of the show and will avoid these expenses. We have already pre-paid expenses of over $200k to launch this show.

Future operational challenges:

We will need to rapidly expand our marketing efforts to include fundraising and ongoing support of our Reg CF investor partners.

The company's model of shared resources among projects will not be effective until there are multiple projects being executed.

Future challenges related to capital resources:

We will need to raise at least $500k in order to proceed with our "Boombox" show launch in the fall. Otherwise, the opening will need to be delayed.

Future milestones and events:

We are also pursing Reg D 506(c) investors which may result in significant funding, in addition to the Start Engine effort.

The addition of projects beyond our inital Boombox show will trigger the need for a significant increase in production assets and personnel to be shared among the projects. This will mean higher short-term expenses, prior to the company realizing the benefit of the shared services model.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2022, the Company has capital resources available in the form of a convertible note in the amount of $100,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. In addition, the founders are prepared to continue funding day-to-day operation during the fundraising process.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for an additional 4 weeks (at low-burn expenses). After such time, the Founders would continue to operate in fundraising mode as long as is feasible.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount ($1M) within 45 days, we would proceed with the launch of our first project, Boombox. This launch would lead to new expenses, based on our *Boombox* pro forma. Assuming no profitability, we could then operate for 5 months. Profitability of the Boombox project and/or sucess with our Reg D efforts would extend that timeline significantly, if not indefinitely.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including capital raises, lines of credit, and the sale of company projects or IP. We are currently launching a Reg D 506(c) round for $2M and a SAFE note for $1M.

Indebtedness

- **Creditor:** Private Investor
  Amount Owed: $100,000.00
  Interest Rate: 4.0%
  Maturity Date: November 07, 2022
  This is a revolving credit line pursuant to which the Company can drawdown up to $100,000. The Note is convertible into Class A Voting Common Stock at a conversion price of $1.50 per share.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $20,019,600.00

Valuation Details:

Fan Rebellion has a pre-money valuation of 20,019,600 USD. This valuation was determined using the Future Valuation Multiple Approach. The company has five near-term projects as defined as five to ten years out.

The Value of the Company's Assets

Current Company assets include two full concert stage sets, including multiple risers, stair units, and various vertical elements. The sets have a fair market value of $100k and $25k. The Company also owns 8 chain motors worth a total of $20k, a billboard truck worth $14k, a flatbed truck worth $8k, an LED wall worth $20k, and lighting/sound equipment worth approximately $60k. The total of the above assets is $247k.

Valuations of Comparable Competitors

Within the Las Vegas entertainment industry, the company *Spiegelworld* has three operating shows. They are a good comparable competitor to examine because they have also focused on owning/operating the venues in which their shows operate. With these three shows, their annual revenue is estimated at $34.7M (https://growjo.com/company/Spiegelworld), giving them a 3x valuation of $104M.

David Saxe Productions is a Las Vegas-based company that currently is operating only one venue but has multiple shows/attractions in it. Their annual revenue is estimated at $26.4M (https://growjo.com/company/David_Saxe_Productions), giving them a 3x valuation of $79M. While David Saxe Productions operates its own venue, bar, and box office, a major difference is that it does not have touring productions.

Another company with a similar model of owning/operating the venues in which it presents shows is *City Winery*. While not in the Vegas market, they have eight venues and produce annual revenue of $103M (https://growjo.com/company/City_Winery), giving them a 3x valuation of $309M. Because they focus on one-off concerts by touring artists with fan followings, their marketing model is different than Fan Rebellion's, but they similarly own all of their own light and sound equipment. City Winery also produces a small percentage of the wine it serves, which is a revenue driver that Fan Rebellion does not plan to have.

All of the above companies have been in existence for six years or more, so they are not comparable as start-ups, but their business models show a lot of similarities that are applicable to the valuation of Fan Rebellion over the next few years.

Management's Experience and Prior Successes

Management has produced shows on the Las Vegas Strip that ran for three or more years, including *Tenors of Rock* (at Harrah's and then at Planet Hollywood until the pandemic) and *Miss Behave Gameshow* (at Bally's).

https://lasvegassun.com/news/2019/apr/05/tenors-of-rock-planet-hollywood-sin-city-theater/

https://lasvegassun.com/news/2020/mar/05/miss-behave-gameshow-closing-ballys-george-wallace/

In addition, Management was an owner and operator of a major nightclub and celebrity chef restaurant on the Las Vegas Strip called *CatHouse,* among other venue ventures.

Business Partnerships

Between 2014 and 2018, Management had multiple short-term residencies in 50/50 or better partnerships with the largest gaming company in the world, Caesars Entertainment (https://www.cdcgamingreports.com/17-3b-deal-eldorado-to-merger-with-caesars-creating-worlds-largest-gaming-company/).

Currently, the Company has an agreement with Westgate Las Vegas Resort & Casino to host the *Boombox! A Vegas Residency on Shuffle* production through January 2023.

Conclusion

Based on the above analysis of the Company's pre-money valuation, Fan Rebellion feels its value of $20 million and price per share of $5.00 is both accurate and reasonable.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, are converted to common stock; (ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $100,000 in Class A Common Stock outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  94.5%
  Funds would be used to continue digital marketing campaigns to find prospective investors. In the event that fundraising is going very slowly, the funds may be used to also develop new marketing materials.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Company Employment*
  37.8%
  This covers the executive and administrative team, who handle all operations, marketing, etc.

- *Marketing*

15.0%
This marketing would be used to further our fundraising efforts for the company.

- *Working Capital*
  41.7%
  This would be used to capitalize and operate our live show, including the artist costs, staffing, and marketing specific to that show.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://fanrebellion.com (http://fanrebellion.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fanrebellion

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Fan Rebellion, Inc.

[See attached]

FAN REBELLION INC.

(a Nevada corporation)

Unaudited Financial Statements

For the inception period ended December 31, 2021

IndigoSpire

CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

May 19, 2022

To: Board of Directors, FAN REBELLION INC.
Re: 2021 inception Financial Statement Review

We have reviewed the accompanying financial statements of FAN REBELLION INC. (the "Company"), which comprise the balance sheet as of December 31, 2021, and the related statements of operations, changes in shareholders' equity/deficit and cash flows for the inception period of November 8, 2021 through December 31, 2021, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

FAN REBELLION INC.
BALANCE SHEET
As of December 31, 2021
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	**2021**
Current Assets	
Cash and cash equivalents	$ 0
Total current assets	0
Total Assets	$ 0
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current Liabilities	
None	$ 0
Total Current Liabilities	0
Total Liabilities	0
SHAREHOLDERS' EQUITY/DEFICIT	
Common stock	0
Retained earnings	0
Total Shareholders' Deficit	0
Total Liabilities and Shareholders' Equity/Deficit	$ 0

FAN REBELLION INC.
STATEMENT OF OPERATIONS
For the inception period from November 8, 2021 through December 31, 2021
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2021
Revenues, net	$ 0
Operating expenses	
Sales and marketing	0
Other general and administrative	0
Total operating expenses	0
Net Operating Income (Loss)	0
Tax (provision) benefit	0
Net Income (Loss)	$ 0

FAN REBELLION INC.
STATEMENT OF CHANGES TO MEMBERS' EQUITY/DEFICIT
For the inception period from November 8, 2021 through December 31, 2021
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock ($)	Retained Earnings/(Deficit)	Total Shareholders' Equity
Balance as of November 8, 2021	**$ 0**	**$ 0**	**$ 0**
Net Income (Loss)		0	0
Balance as of December 31, 2020	**$ 0**	**$ 0**	**$ 0**

FAN REBELLION INC.
STATEMENT OF CASH FLOWS
For the inception period from November 8, 2021 through December 31, 2021
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020
Operating Activities	
Net Income (Loss)	$ 0
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Changes in operating asset and liabilities:	
None	0
Net cash from (used) in operating activities	0
Investing Activities	
None	0
Net cash from (used) in investing activities	0
Financing Activities	
None	0
Net change in cash from (used) in financing activities	0
Net change in cash and cash equivalents	0
Cash and cash equivalents at beginning of period	0
Cash and cash equivalents at end of period	$ 0

FAN REBELLION INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
For the inception period from November 8, 2021 through December 31, 2021
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

FAN REBELLION INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Nevada on November 8, 2021. The Company is a live entertainment production company.

Since inception, the Company has relied on issuing securities and founders contributions to fund its operations. As of December 31, 2021, the Company had no retained earnings, had not earned any revenue and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities if and when those activities can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, the Company had not yet opened a checking account but has done so in 2022.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021, the Company had not yet purchased any fixed assets.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company had not yet recorded any revenue as of the balance sheet date but will record revenue from the performance of services as those services are rendered. Additionally, the Company may also be provided equity or revenue sharing from other ventures and will recognize revenue from those arrangements in accordance with US GAAP.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for

acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds and continue achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company has not yet issued any debt instruments.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2021. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any actual or threatened litigation.

NOTE 7 – EQUITY

In April 2022, the Company amended its corporate articles to provide for an enhanced share structure. The total number of shares of all classes of stock which the Company shall have authority to issue is (i) 10,000,000 shares of Common Stock, $0.0001 par value per share, of which 7,000,000 are designed as "Class A Common Stock" (the "Class A Common Stock") and 3,000,000 shares are designated "Class B Common Stock" (the "Class B Common Stock"). The Class A Common Stock shall be entitled to ten (10) votes per share, and the Class B Common Stock shall be entitled to one (1) vote per share.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business that would have a material impact on these financial statements.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through a FINRA approved Regulation CF funding portal.

Share Recapitalization and Issuance
As discussed in Note 7, the Company amended its share structure to allow for two classes of common stock. Additionally, the Company has issued stock to executives, founders and others to align their interests with that of the Company and in exchange for certain trademarks and other intellectual property. As of May 19, 2022, the Company had issued 2,900,000 shares of Class A Common Stock with another 1,100,000 shares of Class A Common Stock issued but subject to vesting periods of one or two years.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID-19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through May 19, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Fan Rebellion

A Fan-Owned Live Entertainment Company


THE FAN-OWNED
LIVE ENTERTAINMENT COMPANY
GET A PIECE OF LAS VEGAS!
FAN REBELLION

Website Henderson, NV MUSIC EVENTS

$82,474 raised

111 Investors	$20M Valuation
$5.00 Price per Share	$105.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Fan Rebellion seeks to disrupt the funding model of Las Vegas entertainment by allowing anyone the opportunity to invest in its productions. Instead of investing in just one project, you are able to invest in the company as a whole, across multiple projects.

Overview Team Terms Updates 10 Comments Follow

Reasons to Invest

- Fan Rebellion disrupts the funding model of Las Vegas entertainment by allowing anyone to invest even a small amount in its productions. Instead of investing in just one project, you are able to invest in the company and spread the risk across multiple projects.
- Las Vegas is home to some of the biggest, most popular shows on the planet, which generate billions of dollars in revenue (source).
- The company benefits from a stout and seasoned team of executives who have firsthand experience promoting and booking world-caliber talent, such as Gwen Stefani, Jay Leno, B.B. King, CeeLo Green, Santana, Jason Alexander, Daughtry, Charli XCX, Salt-N-Pepa, Lifehouse, Richard Marx, Sugar Ray, and Blues Traveler.

overview

Fan Rebellion is democratizing entertainment funding in Las Vegas

Entertainment is synonymous with Las Vegas. Since the city became the world's go-to destination for all things fun, Las Vegas has hosted some of the most legendary acts and residencies. We want to give everyday people the chance to invest in the action, and our team of leaders has decades of combined experience working with, booking, and producing A-list talent.


FAN REBELLION IS BRINGING A
NEW DEMOCRATIZED FUNDING MODEL
TO LAS VEGAS ENTERTAINMENT

To our knowledge, non-accredited investors have rarely been able to invest in large-scale productions, which allows huge corporations and giant resorts to reap all the profits that live entertainment generates. Fan Rebellion was created to democratize this process, so the real fans of these acts can take part in the development of their productions, share in the profits, and enjoy the perks that come with being an investor in these projects. We aim to bring destination-worthy entertainment to Las Vegas and

Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

Rewards

Get rewarded for investing more into Fan Rebellion:

$105+ Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$105+ Investment

All Investors

Priority access and/or discounts to all Fan Rebellion events. Discounts will vary, based on event. Priority access to Fan Rebellion events and exclusives. Access to portal and private Facebook group where info about tickets, artist meet-and-greets...

$105+ Investment

$105+ | Tier 1

Exclusive founder-round T-shirt

$200+ Investment

$200+ | Tier 2

$50 Rebel Gift Card + Exclusive founder-round T-shirt

$375+ Investment

$375+ | Tier 3

8% Reward Shares + $50 Rebel Gift Card + Exclusive founder-round T-shirt

$500+ Investment

$500+ | Tier 4

to your investment portfolio.

THE PROBLEM

It’s hard for small investors to get a piece of the Las Vegas entertainment pie

Las Vegas is one of the biggest entertainment capitals of the country, and arguably the world. There was a time in which the hotels and gaming companies owned all of their own entertainment, but we believe the trend of the last few decades has been to place the financial burden on third-party producers. Because large amounts of funding can be required to produce, the majority of the high-profile attractions are now backed by only a handful of corporate conglomerates. Unlike the way that Broadway shows invite smaller investors to participate, Las Vegas currently favors a model that prioritizes investors willing to put in six-figure amounts or more.

We believe the economic fallout from the COVID-19 pandemic has led major casinos to prioritize gambling over the development of attractions. This has placed the focus on bigger mainstream concert events that align better with the big corporate approach and the thirst for big corporate returns. This shift in focus creates a tremendous opportunity to fill the void with smaller scale original content which appeals to a variety of audience segments.


Be scene,
not herd.

10% Reward Shares + $75 Rebel Gift Card + Exclusive founder-round T-shirt

$1,000+
Investment
$1,000+ | Tier 5
10% Reward Shares + $150 Rebel Gift Card + Exclusive founder-round T-shirt

$1,900+
Investment
$1,900+ | Tier 6
11% Reward Shares + $300 Rebel Gift Card + Exclusive founder-round T-shirt

$4,800+
Investment
$4,800+ | Tier 7
12% Reward Shares + 2 tickets to a Fan Rebellion red carpet media night premiere + $500 Rebel Gift Card + Exclusive founder-round T-shirt

$9,900+
Investment
$9,900+ | Tier 9
14% Reward Shares + 4 tickets to a Fan Rebellion red carpet media night premiere + $500 Rebel Gift Card + Exclusive founder-round T-shirt

THE SOLUTION

Fan Rebellion gives the power to everyday people

Fan Rebellion is flipping the Las Vegas entertainment funding model on its head by giving the power to invest to the people. We are giving fans the opportunity to benefit financially from the content they love. Improving on the Broadway model by allowing everyday folks – not just accredited investors – to invest in its productions, Fan Rebellion is giving normal people the opportunity to help us develop and produce our live entertainment experiences. More than that, when you invest, you get to experience and benefit from our attractions (your attractions!) in ways that might not be available to you if you simply buy stock in a large entertainment company.

Investors in Fan Rebellion will be eligible to share in the creative process of building a show while also receiving out-of-this-world perks such as behind-the-scenes access, artist meet-and-greets, and advanced tickets. Fan Rebellion plans to generate revenue from multiple streams, such as ticket sales, merchandise, our in-house ticket broker, food & beverage sales, and even touring productions. Moreover, because we own our own production equipment, Fan Rebellion can also generate revenue through renting its stages and equipment to outside productions.Fan Rebellion was formed in November 2021 and is currently pre-revenue.

THE MARKET

We're bringing an improved Broadway model to Las Vegas

The Las Vegas entertainment market is massive and is dictated by big corporations, but due to the lack of flexibility these companies have, their development process can take years (source). Fan Rebellion is inherently lean, which allows us to go from conceptualizing a production to launching it on stage and potentially generating revenue in less than 12 months.


Conceptualize
Poduction
Launch
Stage
Generate
Revenue
In Less Than 12 Months

While our nimbleness and efficiency sets us apart from our competitors, Fan Rebellion can also take full advantage of the near inexhaustible amount of customers that come through Las Vegas. This advantage provides investors with potential opportunities that are stable and long-term.

We believe Fan Rebellion will be able to cut marketing, logistics, and ticket brokering costs down dramatically since we plan to own our own fleet of mobile billboard trucks, production equipment, and ticket broker company.


Help us revolutionize
LAS VEGAS ENTERTAINMENT
and be a rebel

OUR TRACTION

Our first production is about to boom onto the scene

With our first production, “Boombox!”, about to launch, Fan Rebellion is still in the "early adopter" phase. To date, we have raised over $400,000 and are developing our production pipeline with incredible shows for the future. We are in serious negotiations with a major media company that could bolster our capabilities in recording music, music publishing, and artist services.


BOOMBOX!
A VEGAS RESIDENCY ON SHUFFLE

Boombox! is Fan Rebellion's first production and is scheduled to open August 31, 2022.

We also have future projects already in our pipeline. We are in advanced discussions and/or negotiations about these and more...

- An interactive exhibit featuring an enormous privately held collection of Las Vegas neon signs
- A celebrity-driven immersive attraction with a nighttime show and nightlife component, based on the IP of a highly successful television show
- A multi-purpose venue, based around live music, a cabaret showroom, and a unique food concept

WHY INVEST

Join the Rebellion

Fan Rebellion isn’t just a production company, we are a community of partners who can influence our content through our voices. Everyone should have an opportunity to invest and profit off their favorite content, so we are providing everyday people that very opportunity.

As a fan-owner, you will gain access to perks and benefits every time you come to Vegas. From behind-the-scenes experiences to discounts and VIP opportunities, we are lifting the velvet rope for you. And when you’re back home, you still have the chance to benefit financially as the value of your investment grows with the success of our shows and attractions.

Founders Jayson Pearson, Seth Yudof, and Jimmy Maynes have extensive history in entertainment, all having managed Grammy-winning artists and produced multiple concerts, residencies, and long-running shows. Combined with the experience of creating and operating multiple venues in Las Vegas, the team they are bringing on board has a depth of experience in live entertainment, massive marketing campaigns, and entertainment financing. Help us revolutionize Las Vegas entertainment and be a rebel.

Fan Rebellion
#OurShow

Meet Our Team



Seth Yudof

Chief Executive Officer, Director, & Co-Founder

Seth ignored his Ivy League engineering degree and traveled the world as a magician and designer of unique theatrical effects. Before crossing over to the business side of entertainment, he designed effects for artists, including Michael Jackson, DMX, and Jay Z.

He founded an entertainment company that has managed Grammy Award-winning artists and produced top-rated concerts and Las Vegas residencies for artists like Blues Traveler, Richard Marx, Charli XCX, Daughtry, and CeeLo Green, as well as extended-run shows like "I Love the '90s" and "Tenors of Rock." He has also produced the comedy residencies of Jason Alexander, Tom Green, and John Caparulo.

An international TEDx speaker on entrepreneurship, Seth has worked in virtually every aspect of entertainment. In addition to live shows, he conceived and launched venues CatHouse nightclub/restaurant with celebrity chef Kerry Simon, Sin City Comedy Club at Planet Hollywood, and multiple off-Strip restaurants.

Seth currently works approximately 30 hours per week as CEO and Director for Fan Rebellion and approximately 5 hours per week as CEO for UD Factory.



Jayson Pearson

Chief Financial Officer, Secretary, Director, & Co-Founder

A Vegas native that literally grew up in the casino showrooms, as the son of a showgirl and a theater stagehand, Jayson brings over 20 years of set design, lighting, sound, and technical production experience to Fan Rebellion. He has worked on concerts, residencies, and extended production runs for solo artists, bands, musical revues, comedy acts, and variety shows on the Las Vegas strip and across the country. He has also worked with local companies and multinational corporations to stage a wide range of events, from product launches to corporate galas...and everything in between.

Jayson's experience producing hundreds of shows and events has given him a unique perspective on the high-level strategic and budgetary decisions which have to be made to transform an entertainment idea into a profitable run of shows. He also has spent tens of thousands of hours rigging equipment, staffing technical teams, and running light and sound boards to understand exactly what an event needs to deliver the ultimate consumer experience.

Jayson currently works approximately 30 hours per week as CFO, Secretary, and Director for Fan Rebellion and approximately 1 hour per week as COO for UD Factory.



Jimmy Maynes

Chief Creative Officer & Co-Founder

For almost 30 years, Jimmy has developed, managed, created, marketed, and produced highly profitable entertainment across a variety of media. He has served as the Creative Director for live shows which have sold over 1 million tickets and generated over $50 million in ticket sales. He has negotiated sponsorship deals and worked with high-profile entertainment companies such as Sony, Viacom, A&E Networks, ASCAP, working with artists like Alicia Keys, Joe Thomas, Chris Brown, Salt-N-Pepa, and Naughty By Nature.

As a producer, manager, and A&R executive, Jimmy has overseen the recording and marketing of 19 platinum and gold albums and served as the executive producer of a Grammy-winning album for EMI. He excels at working with artists to turn studio success into dynamic, profitable live entertainment events. Jimmy has extensive experience supporting those events through merchandising, ticket promotions, and PR, delivering revenues and profits which almost always exceed show goals.

Jimmy currently works approximately 20 hours per week as Chief Creative Officer for Fan Rebellion and approximately 20 hours per week as CEO for Eastwind Media Group.



Sandy Zusmann

Chief Marketing Officer

Sandy has over thirty years of marketing experience, working with companies ranging from start-ups to Fortune 100 corporations. Sandy has managed marketing departments for companies in six different industries. He has served as the Global Brand Manager on Fanta while working at Coca-Cola, planned and executed record-setting product launches for a multinational industry leader, authored a global research study spanning six continents and more than half a dozen industries, and produced multiple short-form best practices documentaries for internal use by a global multinational corporation.

Sandy's generalist approach to marketing has helped him apply lessons from one industry to unlock growth in another. It has also given him hands-on experience in various marketing disciplines as diverse as e-commerce, public relations, advertising, social media, event management, corporate branding, strategic planning, and customer loyalty programs. He is an author, freelance writer, and two-time Jeopardy! champion.

Sandy currently works approximately 40 hours per week as Chief Marketing Officer for Fan Rebellion and approximately 10 hours per week as Managing Director for Apollo Marketing Partners, Inc.



Keith Wright

Director of Special Projects

Keith Wright has been involved with technical production for over 30 years. He has worked for major entertainment companies like Caesars Entertainment, Cirque du Soleil, MGM Resorts, and Harrah's Entertainment in a variety of technical, financial and operational management roles. Keith has managed teams of over 200 people and has controlled budgets of over $50 million for 10 properties. He is not only an award-winning Las Vegas show producer that has been involved with over 50 Las Vegas resident shows in his career, but he has also served as the president and general manager the Ahern Hotel in Las Vegas.

Keith has a B.A. in Media Communications from Webster University in St. Louis, MO and a Masters of Business Administration from University of Phoenix in Las Vegas, NV. He is still married to his college sweetheart, Annette, after 30 years and spends his spare time fixing any and all things mechanical and electrical.



Neal Jackaway

Board Member

Neal spent many years at William Morris Agency and Regency Artists in Los Angeles, where he headed the International Music Department. While running this department, he traveled the globe establishing life-long professional and personal relationships with counterparts in the entertainment industry.

After being an agent, Neal landed in Hawaii promoting major concerts and other events around the islands. He was president of two production/promotion companies – NJ Events and Jackaway/Peyton, Inc. with his long time partners, Bob and Marie Peyton.

He is a graduate of Georgetown University in Washington, DC with a degree in American Studies. Neal's interests include reading historical novels and a multitude of sports – especially skiing and golf.



Izzy Lozada

Investor Relations

Izzy is a Wall Street financier with a background and experience level dating back over two decades working in the capital markets. His invaluable knowledge and expertise with capital procurement and investor relations will be a tremendous asset to the team as the company progresses.

Izzy has raised tens of millions of dollars in listed securities, private placements, and reverse mergers, while navigating some of the most challenging times our nation has ever seen. From the "dot bomb" era through our worst terrorist attacks, a real estate and mortgage collapse crisis, as well as a historic, global pandemic, Izzy has seen it all and everything in between, and he's advised scores of companies throughout these challenges while navigating seemingly impenetrable obstacles during capital raises, reverse mergers and traditional M&A transactions.

Offering Summary

Company	Fan Rebellion, Inc.
Corporate Address	10624 S. Eastern Ave, Suite A-641, Henderson, NV 89052
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$105.00

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	2,000
Maximum Number of Shares Offered	214,000
Price per Share	$5.00
Pre-Money Valuation	$20,019,600.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

<u>All Investors:</u>

Priority access and/or discounts to all Fan Rebellion events. Discounts will vary, based on event.

Priority access to Fan Rebellion events and exclusives

Access to portal and private Facebook group where info about tickets, artist meet-and-greets, show/venue premieres will be exclusively shared

As more perks are added for all investors in future rounds, they will also be made available to you

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$105+ | Tier 1

Exclusive founder-round T-shirt

$200+ | Tier 2

$50 Rebel Gift Card + Exclusive founder-round T-shirt

$375+ | Tier 3

8% Reward Shares + $50 Rebel Gift Card + Exclusive founder-round T-shirt

$500+ | Tier 4

10% Reward Shares + $75 Rebel Gift Card + Exclusive founder-round T-shirt

$1,000+ | Tier 5

10% Reward Shares + $150 Rebel Gift Card + Exclusive founder-round T-shirt

$1,900+ | Tier 6

11% Reward Shares + $300 Rebel Gift Card + Exclusive founder-round T-shirt

$4,800+ | Tier 7

12% Reward Shares + 2 tickets to a Fan Rebellion red carpet media night premiere + $500 Rebel Gift Card + Exclusive founder-round T-shirt

$9,900+ | Tier 9

14% Reward Shares + 4 tickets to a Fan Rebellion red carpet media night premiere + $500 Rebel Gift Card + Exclusive founder-round T-shirt

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Fan Rebellion, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $5.00/ share, you will receive and own 110 shares for $550. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail. Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for. The Company will not incur any irregular use of proceeds

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

Some of the funds raised may be used for: Salary payments made to one's self, a friend or relative Vendor payments Any expense labeled "Travel and Entertainment"

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Fan Rebellion Featured on Forbes!

7 hours ago


READ ABOUT FAN REBELLION
IN FORBES!
Forbes
Fan Rebellion Is Looking To Give Investors A Piece of Vegas Entertainment
start engine

Hello Fan Rebellion Community!

A company that is looking to make big moves makes big headlines. **"Fan Rebellion Is Looking To Give Investors A Piece of Vegas Entertainment."** has a nice ring to it!

We had the privilege of Fan Rebellion - and our crowdfunding raise on StartEngine - to be highlighted by Forbes!

Las Vegas is home to some of the biggest, most popular shows on the planet, which generate BILLIONS of dollars in revenue. (Source: Las Vegas Statistics)

We're allowing the fans to own a piece of the entertainment production industry. On top of that, they'll be able to gain access to perks and benefits every time they come to Vegas! (Behind-the-scenes experiences, discounts, and VIP opportunities)

Why Invest?

- Las Vegas is home to some of the biggest, most popular shows on the planet, which generate BILLIONS of dollars in revenue. **Source: Las Vegas Statistics**

- Fan-owners will gain access to perks and benefits every time they come to Vegas. **(Behind-the-scenes experiences, discounts, and VIP opportunities)**

- We've raised over **$400K** to date and are geared up for another round!

- Seasoned team of executives with firsthand experience promoting/booking world-caliber talent, such as: **Gwen Stefani, CeeLo Green, Santana, Jay Leno, Jason Alexander, Daughtry, Charli XCX, Lifehouse, Richard Marx, Sugar Ray, and Blues Traveler!**

Check out the article and what our mission is going forward!

Warmly,

Seth Yudof

Hello Fan Rebellion Community!

6 days ago


FEATURED IN
Forbes
start engine

Hello Fan Rebellion Community!

A company that is looking to make big moves makes big headlines! We had the privilege of Fan Rebellion - and our crowdfunding raise on StartEngine - to be highlighted by Forbes!

Las Vegas is home to some of the biggest, most popular shows on the planet, which generate BILLIONS of dollars in revenue. (Source: Las Vegas Statistics)

We're allowing the fans to own a piece of the entertainment production industry. On top of that, they'll be able to gain access to perks and benefits every time they come to Vegas! (Behind-the-scenes experiences, discounts, and VIP opportunities)

Why Invest?

- Las Vegas is home to some of the biggest, most popular shows on the planet, which generate BILLIONS of dollars in revenue. **Source: Las Vegas Statistics**
- Fan-owners will gain access to perks and benefits every time they come to Vegas. **(Behind-the-scenes experiences, discounts, and VIP opportunities)**
- We've raised over **$400K** to date and are geared up for another round!
- Seasoned team of executives with firsthand experience promoting/booking world-caliber talent, such as: **Gwen Stefani, CeeLo Green, Santana, Jay Leno, Jason Alexander, Daughtry, Charli XCX, Lifehouse, Richard Marx, Sugar Ray, and Blues Traveler!**

Check out the article and what our mission is going forward!

Warmly,

Seth Yudof

1 Day Left: Almost Showtime!

8 days ago


1 DAY LEFT
TO REGISTER!
FAN REBELLION
LIVE Q&A
PROFIT OFF OF YOUR FAVORITE CONTENT!
AUGUST 11TH AT 1:00 PST

Hello, Fan Rebellion community, where you help decide the content of our shows and can share in their profits!

This is your last chance to register before we go live! Join the Fan Rebellion team on **August 11th** at **1:00 PST** as we dive deeper into the equity crowdfunding campaign we're running on StartEngine.

The Fan Rebellion Team hopes to see you there! You can register for the virtual event here.

Why you should register:

- By joining forces with Fan Rebellion, you'll have the opportunity to invest in a Las Vegas production company and all of its projects.
- Las Vegas is home to some of the biggest, most popular shows on the planet, which generate **BILLIONS** of dollars in revenue. **(Source: Las Vegas Statistics)**
- Fan-owners will gain access to perks and benefits every time they come to Vegas. **(Behind-the-scenes experiences, discounts, and VIP opportunities).**
- We've raised over **$400K** to date and are geared up for another round!
- Seasoned team of executives with firsthand experience promoting/booking world-caliber talent, such as: **Gwen Stefani, CeeLo Green, Santana, Salt-N-Pepa, Jay Leno, Jason Alexander, Naughty By Nature, Daughtry, Charli XCX, I Love the '90s, Lifehouse, Richard Marx, Sugar Ray, and Blues Traveler!**

Warmly,
Seth Yudof

3 Days to Register Before We Go Live!

10 days ago


3 DAYS LEFT
TO REGISTER!
FAN REBELLION
LIVE Q&A
INVEST IN THE VEGAS SHOWS YOU LOVE
AUGUST 11TH AT 1:00 PST

Hello, Fan Rebellion Community! 👋

Showtime is right around the corner! Join the Fan Rebellion team on **August 11th** at **1:00PST** as we dive deeper into our equity crowdfunding campaign on StartEngine.

The Fan Rebellion Team is excited to speak to everyone. You can register for the virtual event here.

Why you should register:

- By joining forces with Fan Rebellion, you'll have the opportunity to invest in a Las Vegas production company and all of its projects.
- Las Vegas is home to some of the biggest, most popular shows on the planet, which generate **BILLIONS** of dollars in revenue. (Source: Las Vegas Statistics)
- Fan-owners will gain access to perks and benefits every time they come to Vegas. **(Behind-the-scenes experiences, discounts, and VIP opportunities).**
- We've raised over **$400K** to date and are geared up for another round!
- Seasoned team of executives with firsthand experience promoting/booking world-caliber talent, such as: **Gwen Stefani, CeeLo Green, Santana, Salt-N-Pepa, Jay Leno, Jason Alexander, Naughty By Nature, Daughtry, Charli XCX, I Love the '90s, Lifehouse, Richard Marx, Sugar Ray, and Blues Traveler!**

Warmly,
Seth Yudof

5 Days to Register Before Showtime!

13 days ago


5 DAYS LEFT
TO REGISTER!
FAN REBELLION
LIVE Q&A
BE SCENE, NOT HERD
AUGUST 11TH AT 1:00 PST

Hello, Fan Rebellion Community!

Time is running out to join the Fan Rebellion team on **August 11th** at **1:00PST** as we dive deeper into our equity crowdfunding campaign on StartEngine!

The more the merrier! Spread the word to your friends, family and network so they can learn all about what it takes to join our growing investor community of early shareholders today.

You can register for the virtual event here.

Why you should register:

- By joining forces with Fan Rebellion, you'll have the opportunity to invest in a Las Vegas production company and all of its projects.
- Las Vegas is home to some of the biggest, most popular shows on the planet, which generate **BILLIONS** of dollars in revenue. ***(Source: Las Vegas Statistics)***
- Fan-owners will gain access to perks and benefits every time they come to Vegas. (Behind-the-scenes experiences, discounts, and VIP opportunities).
- We've raised over **$400K** to date and are geared up for another round!
- Seasoned team of executives with firsthand experience promoting/booking world-caliber talent, such as: **Gwen Stefani, CeeLo Green, Santana, Salt-N-Pepa, Jay Leno, Jason Alexander, Naughty By Nature, Daughtry, Charli XCX, I Love the '90s, Lifehouse, Richard Marx, Sugar Ray, and Blues Traveler!**

Warmly,
Seth Yudof

Check Out Our Investor Perks!

15 days ago


HAVE YOU CHECKED
OUT OUR PERKS?
INVEST
TODAY!
start
engine

Hello Fan Rebellion Community!

Being a Fan Rebellion investor has its perks! Why should you invest?

- Las Vegas is home to some of the biggest, most popular shows on the planet, which generate BILLIONS of dollars in revenue. Source: Las Vegas Statistics
- Fan-owners will gain access to perks and benefits every time they come to Vegas. (Behind-the-scenes experiences, discounts, and VIP opportunities).
- We've raised over $400K to date and are geared up for another round!
- Seasoned team of executives with firsthand experience promoting/booking world-caliber talent, such as: Gwen Stefani, CeeLo Green, Santana, Jay Leno, Jason Alexander, Daughtry, Charli XCX, Lifehouse, Richard Marx, Sugar Ray, and Blues Traveler!

Join our investor community today for exclusive benefits:

- StartEngine Owner's Bonus $105+: This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

- All Investors $105+: Priority access and/or discounts to all Fan Rebellion events. Discounts will vary, based on the event. Priority access to Fan Rebellion events and exclusives. Access to the portal and our private Facebook group, where you'll find info about tickets, artist meet-and-greets.

- $105+: Exclusive founder-round T-shirt

- $200+: $50 Rebel Gift Card + Exclusive founder-round T-shirt

- $375+: 8% Reward Shares + $50 Rebel Gift Card + Exclusive founder-round T-shirt

- $500+: 10% Reward Shares + $75 Rebel Gift Card + Exclusive founder-round T-shirt

- $1,000+: 10% Reward Shares + $150 Rebel Gift Card + Exclusive founder-round T-shirt

- $1,900+: 11% Reward Shares + $300 Rebel Gift Card + Exclusive founder-round T-shirt

- $4,800+: 12% Reward Shares + 2 tickets to a Fan Rebellion red carpet media night premiere + $500 Rebel Gift Card + Exclusive founder-round T-shirt

- $9,900+: 14% Reward Shares + 4 tickets to a Fan Rebellion red carpet media night premiere + $500 Rebel Gift Card + Exclusive founder-round T-shirt

Spread the word to your friends, family, and network about our raise on StartEngine!

Warmly,

Seth Yudof

2 Weeks to Register For Webinar!

21 days ago


2 WEEKS LEFT
TO REGISTER!
FAN REBELLION
LIVE Q&A
JOIN THE FAN REBELLION TEAM
AUGUST 11TH AT 1:00 PST

Hello Fan Rebellion Community!

Join the Fan Rebellion team on **August 11th at 1:00PST** as we dive deeper into our equity crowdfunding campaign on StartEngine!

Hear from us live online and learn all about what it takes to join our growing investor community of early shareholders today.

Why you should register:

- By joining forces with Fan Rebellion, you'll have the opportunity to invest in a Las Vegas production company and all of its projects.
- Las Vegas is home to some of the biggest, most popular shows on the planet, which generate **BILLIONS** of dollars in revenue. **(Source: Las Vegas Statistics)**
- Fan-owners will gain access to perks and benefits every time they come to Vegas. **(Behind-the-scenes experiences, discounts, and VIP opportunities).**
- We've raised over **$400K** to date and are geared up for another round!
- Seasoned team of executives with firsthand experience promoting/booking world-caliber talent, such as: **Gwen Stefani, CeeLo Green, Santana, Jay Leno, Jason Alexander, Daughtry, Charli XCX, Lifehouse, Richard Marx, Sugar Ray, and Blues Traveler!**

Spread the word to your friends, family, and network about this online event. You can register for the virtual event here.

Warmly,

Seth Yudof

Just signed a deal for over $1 million in revenue! Not bad for a new company.

about 1 month ago

We booked a concert for an A-list artist to perform in Las Vegas this September. Can't disclose the artist or the venue publicly yet, but it certainly feels like the wheels are turning faster on our little start-up!



The stage set is loading in and getting ready for our first production!

about 1 month ago

Finding a home for all the staging and scenery on the stage at Westgate Las Vegas. Things are getting rolling! Excited for you to join us on this journey.


BOOMBOX



Early Bird bonus still available!

about 2 months ago


Invest in a company, not just in a single sh...
MORE THAN JUST A SHOW
Watch later
Share
can come in, they can put a
small investment in, but they're
investing in a company that is
Watch on YouTube

Please follow us and join the conversation about the future of live entertainment. Together, there's so much we can do!

END OF UPDATES

Comments (4 total)

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Charles R. 4 INVESTMENTS a month ago

Congratulations! This is great news. Thanks for keeping us informed.

0 View 1 reply

Jerry D. 16 INVESTMENTS a month ago

Awesome concept and glad to have come onboard. Looking forward to all the good things about to come!

1 View 1 reply

Charles R. 4 INVESTMENTS a month ago

This is exciting news and I'm glad to be a part of its growth. FR, moving forward!

0 View 1 reply

FDW L. 2 INVESTMENTS 2 months ago

Hi folks..like the concept...have a few questions. Thanks in advance for the replies
Are projects limited to Vegas residencies?
What are the criteria for taking on a project?
Are project concepts generated or bought by Fan Rebellions?
What is the model for production resourcing: partners, in-house, contractors..? if partners, are any of Fan Rebellion's executives also executives or board members of the partners?

1 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

00:00:03:01 - 00:00:24:26

Seth

Everyone feels like they're an expert in entertainment, so they always have an opinion, will tell you what you should have done, how they would have done it... because entertainment and food, it's just part of everyone's reality. But in this case, you could actually get in and have a voice in the entertainment and invest your money in something that is interesting to you, not just watching, you know, a line on a chart.

00:00:25:00 - 00:00:37:20

Seth

But actually saying this is cool. This is something I want to talk about... and it didn't cost you your life savings. It's an interesting opportunity. Las Vegas is an untapped market practically for the small investor.

00:01:01:14 - 00:01:27:17

Seth

It is an attempt to have democratized investment in entertainment and also to give people a voice in what the entertainment is. We are literally going to be a fan-owned entertainment company This gives opportunity for an everyday investor, a small investor, to invest in live entertainment, which we believe is arguably one of the most interesting places to put your money.

00:01:27:24 - 00:01:36:24

Jimmy

So you say investors, though... Are we talking about, you know, common investors from a corporate community, or are we talking about actual consumers?

00:01:36:24 - 00:01:40:20

Seth

We're talking about our consumers, our fans, our audience. Those are our investors.

00:01:40:28 - 00:02:13:05

Jimmy

Fans get to invest. Fan Rebellion is your way in. You know, it's your way into the conversation, it's your way into what people are going to see as Vegas continues to evolve, you know, into, you know, everything but your grandparents' Las Vegas. You know, and it's cool that grandparents still come. Right? But you know what? My 15-year-old now comes to Vegas, and he is beginning to enjoy the Vegas experience.

00:02:13:05 - 00:02:25:04

Seth

It's evolving, and we want to be part of that evolution. Because of what's happening in the way media is shared, in the way entertainment is shared... I think the fan needs to be involved in that evolution.

00:02:25:09 - 00:02:29:20

Jimmy

Absolutely. So that when they get here, they know what to expect because they were part of the building of it.

00:02:29:27 - 00:02:49:06

Jayson

Yeah. But the ability to build a say to a fan-base that is also a financial investor in a project and say, "Look, we're thinking about going this direction. We're thinking about doing a hip-hop show, we're thinking about doing a classic rock show. We're thinking about doing an interactive theater piece... What are your thoughts?" We might come up with something that individually none of us would have thought of.

00:02:49:08 - 00:02:56:10

Jayson

And that sort of ability to collectively harness the opinions and views is that positive feedback mechanism.

00:02:56:20 - 00:03:21:24

Seth

If you like what you've heard... If the idea of being an owner and an investor in live entertainment sounds good to you... Please go to our website, go to FanRebellion.com there. You'll have access. You'll have links to the regulated portal for investment. Please join us on this journey. We'd love to have you on board to be not just an audience member, not just a participant, but also be a voice and to be an owner in this amazing industry.

00:03:22:05 - 00:03:22:14

Seth

Thanks.

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